U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                  (CHECK ONE):

      [ ] Form 10-K and Form 10-KSB      [ ] Form 20-F      [ ] Form 11-K
      [X] Form 10-Q and Form 10-QSB      [ ] Form N-SAR

For Period Ended: MARCH 31, 2001

[ ] Transition Report on Form 10-K and Form 10-KSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q and Form 10-QSB
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

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           Nothing in this Form shall be construed to imply that the
           Commission has verified any information contained herein.
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         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:



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PART I--REGISTRANT INFORMATION
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                American Income Partners V-B Limited Partnership
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     Full Name of Registrant (Former Name if Applicable)

                          88 BROAD STREET, SIXTH FLOOR
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     Address of Principal Executive Office (Street and Number)

                                BOSTON, MA 02110
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     City, State and Zip Code


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PART II--RULES 12b-25(b) AND (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b) The subject annual report, semi-annual report, transition report on
          Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III--NARRATIVE
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State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F,
10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)


American Income Partners V-B (the "Partnership") is unable to timely file its Form 10-Q for the quarter ended March 31, 2001 by May 15, 2001 (the calendar day time limit prescribed under rule 12b-25 under the Securities Exchange Act of 1934, as amended.) The Partnership received correspondence from the Securities and Exchange Commission ("SEC") dated May 9, 2001 which included comments regarding the appropriateness of ADC accounting for the Partnership's loan. The comments require review by the Partnership's accounting staff and independent auditors, Ernst & Young LLP. This review has not yet been completed. The Registrant anticipates being able to compile such information so as to permit filing of the Form 10-Q on or before the 5th calendar day following the Partnership's original prescribed due date for the Form 10-Q.


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PART IV--OTHER INFORMATION
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      (1) Name and telephone number of person to contact in regard to this notification


     MICHAEL J. BUTTERFIELD                  617                  854-5846
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             (Name)                      (Area Code)         (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                          [X] Yes     [ ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                          [X] Yes     [ ] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Estimate of quarter ended March 31, 2001 results compared to actual quarter ended March 31, 2000 results:

                                        QUARTER ENDED           QUARTER ENDED
                                        MARCH 31, 2001          MARCH 31, 2000
                                           ESTIMATE                 ACTUAL
                                        --------------          --------------
     Total Income                           62,414                  273,637

     Total Expenses                        263,825                   50,280

     Net (Loss) Income                    (201,413)                 223,357


     The income reduction primarily reflects a decrease in interest income and the gain or sale of marketable securities. The increase in expenses primarily reflects an increase in operating expenses, a write-down of investment securities and an increase in the Partnership's share of unconsolidated real estate venture's loss.

                American Income Partners V-B Limited Partnership
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: MAY 14, 2001                       By: /s/ MICHAEL J. BUTTERFIELD
      ------------------------               ----------------------------------
                                         Name: MICHAEL J. BUTTERFIELD
                                               --------------------------------
                                         Title: TREASURER OF AFG LEASING IV
                                                INCORPORATED
                                                (DULY AUTHORIZED OFFICER AND
                                                PRINCIPAL FINANCIAL AND
                                                ACCOUNTING OFFICER)
                                                -------------------------------